February 2, 2021

Valerie J. Lithotomos, Esq. Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Modern Capital Funds Trust File Nos.: 811-23582; 333-239559

Dear Ms. Lithotomos:

On September 9, 2020, Modern Capital Funds Trust (the “Registrant”) filed Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A under the Securities Act of 1933 (the “Amendment”). On September 21, 2020, you provided telephonic comments regarding the Amendment to Bibb Strench. The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information (“SAI”) in response to your comments as indicated below. Please find also below a reiteration of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

General

Comment 1.	Please provide seed financial statements and auditor consent.
Response:	The seed financial statements and auditor consent have been included in the Statement of Assets and Liabilities section of the Fund’s Statement of Addition Information Pre-Effective Amendment No. 2 to its Registration Statement filed with the SEC on February 2, 2021.
Comment 2.	Please confirm, supplementally, that the Board has adopted Rule 17e-1 procedures.

Response:	The Board adopted Rule 17e-1 procedures at its organizational meeting on November 16, 2020.

Valerie J. Lithotomos, Esq.

February 2, 2021

 Prospectus

Comment 3.	Please disclose that the Fund’s investments in closed-end funds will be limited to publicly traded closed-end funds.
Response:	The requested disclosure has been added to the Investment Strategy section of the Fund’s prospectus.
Comment 4.	Please add day trading risk to the Fund’s principal risk factors.
Response:	The Registrant has added the following risk factor to its principal risk factors:

Active Trading Risk. Active trading of portfolio securities (commonly known as day-trading strategies) may result in added expenses, a lower return and increased tax liability. Because the Fund’s adviser engages in high turnover trading strategies that seek to leverage short term price dislocations through the duration of a trade, the Fund will have high portfolio turnover rates, which at times may be in excess of 1,000% of capital over the course of a year. Increased portfolio turnover causes the Fund to incur higher brokerage costs, which may adversely affect the Fund’s performance and may produce increased taxable distributions.

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Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench